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Resident Hong Kong Partners
Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham†
Hong Kong Solicitors
* Also Admitted in New York
† Also Admitted in England and Wales

April 17, 2020

Re:	Kingsoft Cloud Holdings Limited (CIK: 0001795589)
Registration Statement on Form F-1

Confidential

Mr. Bernard Nolan

Mr. Larry Spirgel

Ms. Inessa Kessman

Mr. Robert Littlepage

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Nolan, Mr. Spirgel, Ms. Kessman and Mr. Littlepage:

On behalf of Kingsoft Cloud Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement, marked to show changes to the draft registration statement on Form F-1 confidentially submitted on March 30, 2020, and four copies of the submitted exhibits.

The Company is, concurrently with the Registration Statement, filing the Draft Registration Statement and all amendments thereto that were previously submitted for the non-public review of the staff of the Commission (the “Staff”), and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show as soon as legally permissible on or around May 5, 2020, subject to market conditions. As such, the Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10 8567-5013 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Yulin Wang, Chief Executive Officer

Kingsoft Cloud Holdings Limited

Mr. David T. Zhang, Esq., Partner

Mr. Steve Lin, Esq., Partner

Kirkland & Ellis International LLP

Mr. Raymond Wong, Partner

Ms. Grace Lim, Partner

Ernst & Young Hua Ming LLP

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